FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the months of May and July 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____          No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom and Radcom Join Forces to Deliver Integrated, Next Generation OSS Solution to Service Providers, dated May 17, 2004.

2.   Press Release: TTI Telecom Initiates Restructuring Plan, dated July 12,
     2004.

3. Press Release: TTI Telecom Signs Frame Agreement with Tier-1 Wireless Provider and Secures First Order, dated July 14, 2004.

4. Press Release: TTI Telecom Receives Acceptance for Two Orders from a Tier-2 North American Service Provider, dated July 26, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        TTI Team Telecom International Ltd.



Date: August 2, 2004                             By:  /s/ Israel (Eli) Ofer
                                                      ---------------------
                                                       Israel (Eli) Ofer
                                                     Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                    Description
Number                     of Exhibit


10.1 Press Release: TTI Telecom and Radcom Join Forces to Deliver Integrated, Next Generation OSS Solution to Service Providers, dated May 17, 2004.

10.2 Press Release: TTI Telecom Initiates Restructuring Plan, dated July 12, 2004.

10.3 Press Release: TTI Telecom Signs Frame Agreement with Tier-1 Wireless Provider and Secures First Order, dated July 14, 2004.

10.4 Press Release: TTI Telecom Receives Acceptance for Two Orders from a Tier-2 North American Service Provider, dated July 26, 2004.

                                  EXHIBIT 10.1

TTI Telecom Corporate Contacts:
-----------------------------------------          ---------------------------
    Meir Lipshes                                   Sanjay Hurry
    President and Chief Executive Officer          Investor Relations Officer
    TTI Telecom                                    TTI Telecom
    T: +1.972.3.922.1262                           T: +1.201.795.3883 Ext. 220
    F: +1.972.3.922.1249                           F: +1.201.795.3920
    meirl@tti-telecom.com                          sanjay@tti-telecom.com
-----------------------------------------          ---------------------------
RADCOM Contacts:
-----------------------------------------          ---------------------------
    Hanan Klainer, VP Sales                        Avi Zamir, President
    RADCOM Ltd.                                    RADCOM Equipment, Inc.
    24 Raoul Wallenberg St.                        6 Forest Ave.
    Tel Aviv 69719, Israel                         Paramus, NJ 07652, USA
    Tel: 972-3-6455170                             Tel.: 201-518-0033
    HananK@RADCOM.com                              AviZ@RADCOMUSA.com


            TTI TELECOM AND RADCOM JOIN FORCES TO DELIVER INTEGRATED,
                NEXT GENERATION OSS SOLUTION TO SERVICE PROVIDERS

       - Companies to Offer Joint Service Assurance Solution for VoIP and
          3G Networks; Partnership Enables TTI Telecom To Expand Sales
                  Channel into Next Generation Opportunities -

Hoboken, N.J. - May 17, 2004 --TTI Team Telecom International Ltd. (NASDAQ:
TTIL) ("the Company"), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it has entered into a partnership with RADCOM Ltd. (NASDAQ:
RDCM), a leading network test and quality management solutions provider that aids in pre-deployment and recurrent testing of VoIP, cellular and datacom system performance. The partnership expands TTI Telecom's markets and gives the Company a wider next generation service assurance solution.

TTI Telecom's partnership with RADCOM comes as the Company moves forward with its strategy to expand its addressable market with the development of new solutions aimed at the faster growing, next generation OSS and service fulfillment segments of the OSS market. Unlike traditional legacy networks, which generate network data from network elements, next generation networks rely on hardware probes for its network data. By integrating its Service Assurance solution with RADCOM's hardware probes, TTI Telecom offers next generation service providers a complete OSS and hardware solution. Additionally, the two companies will collaborate on marketing initiatives and joint sales globally.

"As we gain greater exposure to next generation opportunities worldwide, we have identified a growing demand for solutions incorporating both a software and hardware component. As an acknowledged leader in probes, RADCOM was the obvious partner to enable us to deliver a comprehensive solution to customers," said Avichai Levy, senior vice president of global marketing and business development. "Partnering with RADCOM also allows us to also better position our other next generation solutions, such as our service management offering, to these same customers. We look forward to working with RADCOM to our mutual benefit."


"RADCOM's joining of forces with an OSS leader such as TTI Telecom creates a significant advantage for service providers, enabling next generation monitoring of 3G and VoIP advanced services," says David Ripstein, General Manager of products and technologies in RADCOM. "Using RADCOM's hardware based platform as a powerful probe permits extracting on-line data from high-speed links at full line rate".


RADCOM offers the next generation VoIP Performer(TM), a range of applications for establishing and maintaining VoIP networks; the Cellular Performer, a test solution for the cellular market that supports the latest third generation cellular protocols. Customers include service providers globally and leading equipment vendors such as Nortel Networks and Cisco Systems.



About TTI Telecom

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.


About RADCOM

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. For more information, please visit www.RADCOM.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                  EXHIBIT 10.2



Corporate Contacts:
--------------------------------             -------------------------------
   Meir Lipshes                                   Sanjay Hurry
   President and CEO                              Investor Relations Officer
   TTI Telecom                                    TTI Telecom
   T: +1.972.3.922.1262                           T: +1.201.795.3883 Ext. 220
   F: +1.972.3.922.1249                           F: +1.201.795.3920
   meirl@tti-telecom.com                          sanjay@tti-telecom.com
---------------------------------            --------------------------------


                    TTI TELECOM INITIATES RESTRUCTURING PLAN

    - Company Announces Workforce Reduction; Realigns R&D and Product Focus -

Petach Tikva - July 12, 2004 - TTI Team Telecom International (NASDAQ: TTIL), provider of integrated advanced Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that the Company has implemented a restructuring plan designed to return the Company revenue growth and profitability.

As part of the plan, TTI Telecom has initiated a workforce reduction of approximately 17% of its global workforce. The Company started its second quarter with approximately 590 employees. Additionally, the Company will realign its research and development efforts while maintaining its assurance and fulfillment products lines. Sales and marketing efforts will be similarly realigned to focus on major markets with large installed customer bases and established brand awareness. The restructuring plan is expected to take three months to complete and the Company is expected to incur a one-time charge of $500,000 as part of its third quarter, ending September 30, 2004.

"While the telecom industry has seen growth over the past year, the increase in hardware spending has yet to translate to a meaningful increase in software sales, as it has historically," said Meir Lipshes, president and chief executive officer of TTI Telecom. "In light of this, the steps taken today are designed to re-assess our strategy and put into action a new plan intended to return TTI Telecom to its accustomed leadership position in the industry and restore both customer and investor confidence in the Company.

"As the market continues its slow road to recovery, we believe that through our efforts today, combined with a talented workforce, a strong, global base of satisfied customers and our continuing ability to leverage them for follow-on orders, we will achieve these goals," concluded Lipshes.

TTI Telecom expects to report its second quarter financial results in mid-August 2004, and will hold a conference call on which management will discuss the realignment of its product portfolio and expected impact of this restructuring on the Company's future financial performance.


About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###

                                  Exhibit 10.3



Corporate Contacts:
-------------------------------------       ------------------------------
    Meir Lipshes                               Sanjay Hurry
    President and CEO                          Investor Relations Officer
    TTI Telecom                                TTI Telecom
    T: +1.972.3.922.1262                       T: +1.201.795.3883 Ext. 220
    F: +1.972.3.922.1249                       F: +1.201.795.3920
    meirl@tti-telecom.com                      sanjay@tti-telecom.com
-------------------------------------       ------------------------------


             TTI TELECOM SIGNS FRAME AGREEMENT WITH TIER-1 WIRELESS
                        PROVIDER AND SECURES FIRST ORDER

          - Frame Agreement Expands TTI Telecom's Penetration of Tier-1
         Service Providers; Contract Validates Company's Focus on Next
                                Generation OSS -


Hoboken, N.J. - July 14, 2004 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced it has signed a frame agreement to supply its NMS and OSS solutions to a tier-1 wireless communications provider in North America. Financial details of the frame agreement were not disclosed.

Under the terms of the frame agreement, TTI Telecom has received a first order to implement its Performance application as the default performance management solution for the data network elements of the customer's network. The solution enables service providers to ensure optimal network performance and reliability, increase customer satisfaction and reduce churn by providing powerful tools for the collection, analysis and presentation of network performance information.

"This frame agreement represents a significant breakthrough for TTI Telecom in our ongoing penetration of the tier-1 service provider community in North America, and gives us a strategic opportunity to participate in all of this customer's NMS and OSS bids," said Meir Lipshes, president and chief executive officer of TTI Telecom. "Clearly, this customer's selection speaks to the value proposition of our integrated product offering and our proven ability to manage large, carrier-class networks."

Continued Lipshes, "This first order validates our efforts in developing OSS solutions for next-generation networks. Our Performance solution was chosen specifically for its ability to manage data network elements, which are at the heart of all next-generation networks, and for its ability to interface with a multi-vendor environment. We view this frame agreement as the start of a long-term relationship with this customer and look forward to introducing them to our entire product suite to help them reduce operational costs, increase network efficiency and roll out new, revenue-generating products to their customers."

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's
SEC filings.

                                       ###

                                  Exhibit 10.4

Corporate Contacts:
--------------------------------            ---------------------------------
    Meir Lipshes                                Sanjay Hurry
    President and CEO                           Investor Relations Officer
    TTI Telecom                                 TTI Telecom
    T: +1.972.3.922.1262                        T: +1.201.795.3883 Ext. 220
    F: +1.972.3.922.1249                        F: +1.201.795.3920
    meirl@tti-telecom.com                       sanjay@tti-telecom.com
---------------------------------           ---------------------------------


              TTI TELECOM RECEIVES ACCEPTANCE FOR TWO ORDERS FROM A
                    TIER - 2 NORTH AMERICAN SERVICE PROVIDER



Hoboken, N.J. - July 26, 2004 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL) ("the Company"), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced it received implementation acceptances for two solutions from a facilities-based, tier-2 service provider in North America. Customer specifics and financial terms were not disclosed.


The customer initially purchased TTI Telecom's integrated Fault and Traffic Management applications to manage its voice, IP and signaling networks, and in a follow-on order, selected the Company's FraudDetect solution and PMM, a performance management solution. FraudDetect enables the customer's staff to make more accurate determinations as to whether certain call-events are fraudulent and take appropriate measures faster, thereby lowering revenue loss due to fraud. With PMM, the customer can ensure optimal network performance and availability, resulting in higher QoS to its customers.


"Our solutions enable service providers to address their business-critical issues with cutting-edge OSS technology, as evidenced by these two acceptances, "stated Meir Lipshes, president and chief executive officer of TTI Telecom. "With our solutions installed, this customer can ensure higher network quality of service and eliminate revenue leakage due to fraud. These acceptances also reflect our continued penetration of the tier-2 service provider community in North America and our ability to leverage our customer base for additional orders."

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com. Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###